April 12, 2019

Ms. Lisa N. Larkin

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-4720

Re:	Calamos Investment Trust (File No. 333-230277) (the “Registrant”)

Dear Ms. Larkin:

I am writing to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that you provided by telephone on April 1, 2019 in connection with the proxy statement/prospectus on Form N-14, filed with the Commission pursuant to Rule 488 under the Securities Act of 1933, as amended (the “Securities Act”), on March 14, 2019 (the “Proxy Statement”) for the purpose of reorganizing the Frontier Timpani Small Cap Growth Fund into the Calamos Timpani Small Cap Growth Fund, a newly created series of the Registrant. Your comments are summarized below, and followed by our responses. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Registration Statement.

1.	Comment. Please ensure that the disclosure included in the registration statement related to the Fund and the disclosure included in this Proxy Statement are consistent.

Response. We have reviewed the disclosure in both the registration statement (expected to be filed pursuant to Rule 485(b) on April 12, 2019) and the Proxy Statement to ensure that the information presented is consistent.

2.

Comment. The Proxy Statement has been filed under Rule 488. Note that the Auditor’s Consent does not appear to be signed in the current filing. If the Auditor’s Consent has not been signed, you may not rely on Rule 488 and a pre-effective amendment will need to be filed.

Response. Please note that the Target Fund’s auditor, Cohen & Company, Ltd., did provide a signed consent to be included as an exhibit to the Proxy Statement. The auditor’s conformed signature was inadvertently excluded from the EDGAR filing. The Registrant will file the auditor’s consent with signature along with other exhibits in a pre-effective amendment.

3.	Comment. In the third paragraph of the shareholder letter, consider deleting the words “investment perspective” from the first sentence.

Response. We have made the change as requested.

4.

Comment. In the final paragraph of the shareholder letter and throughout the filing, please highlight that Class Y shareholders will be going from a share class with no sales load to the Class A share class which has a sales load.

Response. We have made the change as requested and have made conforming changes throughout the N-14.

5.

Comment. On page i of the Question and Answer section, the answer to the third Question states the following: “In addition, Timpani believes the Reorganization will result in various benefits to the Target Fund’s shareholders in the form of lower expenses and additional resources and distribution opportunities, among other benefits.” Please disclose what “other benefits” the answer references, if any.

Response. The referenced disclosure has been revised as follows:

“In addition, Timpani believes the Reorganization will result in various benefits to the Target Fund’s shareholders in the form of lower expenses and additional resources and distribution opportunities, among other benefits including access to additional third party and proprietary research and systems, trading efficiencies and cost efficiencies with respect to service provider expenses.”

6.	Comment. On page iv of the Questions and Answers section, please disclose whether the Target Fund will engage in any pre-merger portfolio repositioning that may generate tax consequences.

Response. It is anticipated that there will be no portfolio repositioning activity beyond normal trading activity by the portfolio manager.

7.

Comment. The answer to the fourth question on page v of the Question and Answer section states the following: “If shareholders of the Target Fund do not approve the Plan, the Target Fund will not be reorganized into the Acquiring Fund and the Frontier Funds Board of Directors may take such further action as they may deem to be in the best interests of the Target Fund and its shareholders. Such further action may include, but is not limited to, the appointment of Calamos as the investment adviser to the Target Fund pursuant to an interim investment advisory agreement.” Please supplementally explain why Calamos would be appointed the interim investment adviser if the shareholders do not approve the Plan.

Response. Pursuant to a separate purchase agreement, Calamos has agreed to purchase 100% of the interests of Timpani. Upon closing of this purchase agreement, Timpani will effectively be absorbed into Calamos and Timpani will cease to exist as a separate entity. If the reorganization is not approved, an interim advisory agreement (with either Calamos or another investment adviser) will be necessary to assure that the Target Fund’s assets are managed effectively until a permanent advisory agreement is approved.

8.

Comment. On page 2 of the Proxy Statement, confirm whether the Target Fund’s Board of Directors considered that Brandon Nelson and William Forsyth own a portion of Timpani and would realize a profit from the Transaction to acquire Timpani and whether there is a conflict of interest.

Response. As disclosed in the “Board Considerations” section of the Proxy Statement, the Board “considered potential benefits to parties involved in the Reorganization and the related acquisition of Timpani by Calamos, noting that the owners of Timpani, including Brandon Nelson, the Target Fund’s portfolio manager, and William D. Forsyth III, one of the Frontier Board Members, would receive compensation from Calamos under the purchase agreement between Timpani and Calamos.” The Board Considerations section of the Proxy Statement has been updated to clarify that while the Board was aware of the benefits to the owners of Timpani and the potential conflict of interest, the Board approved the Reorganization based on the likely benefits to shareholders.

9.

Comment. On page 2 of the Proxy Statement, confirm whether the Target Fund’s Board of Directors considered the Fund’s performance or Calamos Advisors LLC’s performance as adviser to similar funds, if any.

Response. The Target Fund’s Board of Directors considered the Target Fund’s performance for the periods ended December 31, 2018. The Board Considerations section of the Proxy Statement has been updated accordingly.

10.

Comment. Page 6 of the Proxy Statement notes that the Acquiring Fund has the ability to engage in securities lending. Confirm whether the addition of securities lending changes the risk profile compared to the Target Fund, and if so, explain how.

Response. It is not anticipated that the Acquiring Fund’s use of securities lending will create a risk profile that materially differs from that of the Target Fund. However, the risks related to securities lending are discussed in the Acquiring Fund’s statement of additional information.

11.

Comment. Confirm whether the portfolio turnover rate listed on page 20 of the Proxy Statement is due to usual trading activity or if it is the result of repositioning the Fund in preparation for the reorganization.

Response. The portfolio turnover rate listed in the Proxy Statement is the result of normal trading activity for the Fund.

12.

Comment. Consider changing the date format in the Average Annual Total Returns chart on page 21 of the Proxy Statement in order to differentiate the dates from total return information (i.e., mm/dd/yyyy).

Response. We have made the change as requested.

13.	Comment. As part of the Board Considerations on page 24 of the Proxy Statement, please revise the phrase “anticipated research synergies” to be in plain English.

Response. We have revised the referenced disclosure as follows:

“The Frontier Board was informed that the Reorganization was being proposed in connection with the proposed acquisition of Timpani by Calamos, and was expected to result in benefits to shareholders as a result of various factors, including anticipated research advantages based on access to additional third party and proprietary research and systems, Calamos’ larger dedicated trading staff and a larger overall infrastructure to support Timpani’s portfolio management team.”

14.	Comment. As part of the Board Considerations on page 24 of the Proxy Statement, please explain the “other support” available to Timpani’s portfolio management team.

Response. As noted above, the reference to “other support” has been revised to refer to Calamos’ larger infrastructure to support the portfolio management team. The discussion of the Board considerations on page 26 has been supplemented to clarify that other support includes resources from Calamos’ distribution, marketing, quantitative, risk management and middle and back office service teams.

15.	Comment. As part of the Board Considerations on page 24 of the Proxy Statement, please clarify the “other relevant information” reviewed by the Frontier Board.

Response. This disclosure has been revised to read: “and information regarding the Target Fund’s Board of Directors’ responsibilities in considering the Reorganization under the 1940 Act and Maryland law.”

16.	Comment. For item (11) on page 26 of the Proxy Statement, clarify if there were any other alternatives not mentioned previously.

Response. The disclosure preceding the list of enumerated items on page 26 has been supplemented to clarify that that the Frontier Board also considered maintaining the Target Fund as a series of Frontier Funds or appointing Calamos or another investment adviser on an interim basis to manage the Target Fund prior to the closing of Calamos’ acquisition of Timpani, but the Frontier Funds Board did not consider these viable options given that Timpani would be absorbed into Calamos.

17.	Comment. Please disclose any available updates on the Chill v. Calamos Advisors LLC, et al. complaint as noted on page 32 of the Proxy Statement.

Response. The requested updates have been made.

18.	Comment. Please provide any available updates on the In Re Calamos Asset Management, Inc. Stockholder Litigation, Consolidated complaint as noted on pages 32-33 of the Proxy Statement.

Response. The requested updates have been made.

19.

Comment. Please provide any available updates on The Mangrove Partners Master Fund Ltd. v. John P. Calamos, Sr., Calamos Family Partners, Inc. John S. Koudounis, Calamos Partners LLC and CPCM Acquisitions, Inc. complaint as noted on page 33 of the Proxy Statement.

Response. The requested updates have been made.

* * * * *

We hope that the foregoing responses adequately address your comments.

Should you have any further questions or comments, please do not hesitate to contact me at (630) 245-8394.

Very truly yours,

/s/ J. Christopher Jackson

J. Christopher Jackson, Esq., Vice President and Secretary, Calamos Investment Trust

cc:

John P. Calamos, Sr., Chairman, Trustee and President, Calamos Investment Trust

Tammie Lee, Esq., Assistant Secretary, Calamos Investment Trust

Paulita Pike, Esq., Ropes & Gray, LLP